September 20, 2006

Management's Discussion and Analysis

The following is management's discussion and analysis ("MD&A") of the results of operations for LPBP Inc. ("LPBP" or the "Company" and which was previously named Hemosol Inc.) for the nine months ended July 31, 2006 and its financial position as at July 31, 2006.

This MD&A is intended to provide readers with the information that management believes is required to gain an understanding of LPBP's current results and to assess the Company's future prospects. Accordingly, certain sections of this report contain forward-looking statements that are based on current plans and expectations. These forward-looking statements are affected by risks and uncertainties that are discussed in this document and that could have a material impact on future prospects. Readers are cautioned that actual events and results will vary.

Company Overview
LPBP is a Canadian company with investments in health science focused partnerships, which are managed by other companies. LPBP does not actively manage its investments, as it does not control the establishment of strategic operating, investing and financing policies for these partnerships.

Pursuant to a plan of arrangement (the "Arrangement"), under section 182 of the Ontario Business Corporations Act, the Company entered into an agreement with MDS Inc. ("MDS") which resulted in a reorganization of the Company's business (the "Blood Products Business") and MDS's Ontario clinical laboratories services business (the "Labs Business"). The Arrangement became effective on May 1, 2004. After the Arrangement, shareholders, other than MDS, hold 0.44% of the equity shares and 52.5% of the voting shares of the Company. MDS, a related party, holds 99.56% of the equity shares and 47.5% of the voting shares of the Company.

As a result of the foregoing, the Company no longer operates an active business. Instead, the Company holds an approximate 7% limited partnership interest in Hemosol LP (which operated the Blood Products Business) and a 99.99% limited partnership interest in MDS Laboratory Services, L.P. ("Labs LP" which operates the Labs Business). The Company is not active in the management of Labs LP or Hemosol LP as it only holds a limited partnership interest in both entities.

On November 24, 2005, the general partner of Hemosol LP, Hemosol Corp., and Hemosol LP each filed a Notice of Intention to Make a Proposal pursuant to section 50.4(1) of the Bankruptcy and Insolvency Act. On December 5, 2005, Pricewaterhouse Coopers was appointed as Interim Receiver of Hemosol Corp. and Hemosol LP.

The Company's revenue and cash flow are dependent upon the income and cash flow generated from its holdings in Labs LP. The Company is entitled to share in the net income of Labs LP equal to its proportionate interest. As the general partner of Labs LP, MDS Laboratory Services Inc. determines when distributions of income are made by Labs LP. The Company is required to pay dividends to its shareholders based on distributions received from its investment in Labs LP, net of any expenses incurred directly by the Company in the course of operations.

As a result of the Arrangement, the Company is able to benefit from significant tax losses, research and development pools and investment tax credits to offset taxes otherwise owing related to the interest in Labs LP. The tax carryovers accumulated through the previously owned Blood Products Business have an undiscounted total value of $78 Million.

The tax carryovers were originally recorded at an estimated value of $120 million and a corresponding unrealized tax loss benefit of $107 million in accordance with Canadian GAAP, EIC 110 "Accounting for Acquired Future Tax Benefits in Certain Purchase Transactions that are not Business Combinations". The future tax assets and the unrealized tax loss benefit will be amortized over the period in which LPBP expects to benefit from these tax carryovers.

Recent events
On September 1, 2005, MDS announced their strategic plan to focus resources within the global life sciences markets. With MDS’s new focus, MDS stated that they are examining alternative ownership structures for their Diagnostic business. MDS has informed LPBP that they are engaged with a number of possible buyers for the business and that they continue to review alternate strategies, including the possibility of distributing the interest in this business to MDS shareholders in a tax-efficient manner. MDS expects that they will complete a transaction affecting this business before the end of the 2006 fiscal year.

Overview of Laboratory Services in Ontario
Certain statements made in this MD&A have been provided to LPBP's management by members of the management of Labs LP of which statements LPBP's management has no direct knowledge.

Even though, as a limited partner, the Company is not required to provide information on Labs LP, the Company has decided to include a brief description of Labs LP’s business as it represents a material component of LPBP's financial results.

Laboratory services are an important element of the Ontario health care system and include both clinical testing and anatomical pathology testing. Laboratory services are conducted at the request of health care professionals in furtherance of the diagnosis of disease and the guidance of patient treatments. Laboratory services in Ontario are provided by both private sector community-based service providers and public sector providers such as public health laboratories and hospital laboratories. Public health laboratories have generally concentrated on epidemiological matters, such as the tracking of the spread of communicable diseases, while hospital laboratories generally provide laboratory services to the hospital in which it is located. Private sector community-based laboratories ("Community Laboratories'') provide services to patients receiving care outside of hospitals.

Laboratories in Ontario are required to hold licenses issued by the Ministry of Health and Long Term Care ("MOH") which determine the nature of the tests that can be carried out at each facility and govern the ability of the operator to draw samples for testing purposes. Licenses are for a limited term (usually one year), and are renewable subject to MOH approval.

Community Laboratories in Ontario are compensated for performing laboratory services, which are covered by the MOH. Community Laboratories bill the MOH on a fee for service basis. The fees are established by a government fee schedule. Fees for laboratory services, which are not covered by the MOH, are billed directly to patients. The MOH has both (i) an industry cap, which limits the total amount that will be paid in the aggregate to the Community Laboratories for services performed in the Ontario provincial government's fiscal year; and (ii) a corporate cap, which limits the amount each Community Laboratory service provider can individually be paid for the services it performs in a fiscal year. The corporate cap is allocated among the market participants on the basis of market share. The Labs Business has consistently performed sufficient services to be able to bill the full value of its corporate cap.

Community Laboratories negotiate their contracts with the MOH through the Ontario Association of Medical Laboratories ("OAML''). Negotiations are conducted on a regular basis and include the size of the industry cap and fee schedule adjustments for specific services. The industry cap for all Community Laboratories was $553 million for 2005 and $559.6 for 2006 under a new 3-year agreement, which runs to March 31, 2008. As is normal, the agreement for the year up to March 31, 2006 was only recently completed and was retroactive to April 1, 2005. The new agreement resulted in a 2% increase in base fees. In April 2006, Labs LP recorded the full impact of the increase in base fees including the retroactive amount pertaining to the period April 1, 2005 to January 30, 2006. In addition, MOH granted an amount for “Eligible adjustment funding” as a result of the industry as a whole achieving a level of billings in excess of their capped amounts, which was also recorded in April 2006. Results in the second quarter 2006 included $4.5 million of fees for work performed prior to February 1, 2006.

Market for Laboratory Services in Ontario
Based on the most recent information available, for the fiscal year of the MOH ended March 31, 2005, there were 14.8 million requisitions (patient visits) to Community Laboratories in Ontario, resulting in a total of 90.5 million tests performed on patients for an average of 6.1 tests per requisition or patient visit and 7.3 tests per person in Ontario. It is estimated that approximately 50% of laboratory testing in Ontario is performed by Community Laboratories. In Ontario, substantially all outpatient laboratory services are performed by Community Laboratories on a fee-for-service basis.

Demand for laboratory services in Ontario is expected to continue to increase in the future as a result of several factors, including the following: (i) the Ontario population is growing and aging, (ii) physicians and patients increasingly place more value on laboratory services as a cost-effective means of disease detection, treatment monitoring and preventive medicine; and (iii) improved equipment and cost-efficiency make testing available to a broader market. In addition to these factors, Ontario is experiencing increases in the number of physicians, sophisticated tests and available testing for high-risk diseases.

The Labs Business
The Labs Business currently performs approximately 30% of all private sector community-based laboratory services in Ontario. The Labs Business currently holds licenses for the full range of laboratory services for which licenses are available from the MOH, thereby allowing it to perform virtually any laboratory service that could be ordered by a health care professional.

The Labs Business generated revenues of approximately $220 million, $211 million and $201 million respectively for the fiscal years ended October 31, 2005, 2004 and 2003. Over 86% of such revenue was paid by the MOH on the basis determined under agreements between the MOH and the OAML. The Labs Business generated net income of approximately $49 million, $47 million and $48 million respectively for the fiscal years ended October 31, 2005, 2004 and 2003.

Strategy
The goal of Labs LP is to be the leading provider of laboratory services in Ontario by continuing to operate the Labs Business efficiently and selectively pursuing opportunities for growth that are expected to be accretive.

Historically, in the absence of acquisitions, organic revenue growth of Labs LP has been driven by the increasing demand for laboratory services resulting in the negotiated expansion of the industry cap and the individual corporate cap under agreements negotiated between the MOH and the OAML. Labs LP intends to pursue additional growth opportunities by expanding the number and type of tests that it can provide and, where justified, seeking increased compensation for the testing that it currently provides.

Critical Accounting Policies
The financial statements of LPBP are prepared within a framework of generally accepted accounting policies selected by management and approved by the Board of Directors. These policies are set out in Note 2 to the Annual Audited Financial Statements for the year ended October 31, 2005 (filed on SEDAR, February 28, 2006). Certain policies are more significant than others and are therefore considered critical accounting policies. Accounting policies are considered to be critical if they rely on a substantial amount of judgment in their application or if they result from a choice between accounting alternatives and that choice has a material impact on reported results or financial position. The policies identified as critical to the Company are discussed below.

Valuation of long-term investments
LPBP maintains investments in two partnerships. These investments are accounted for on a cost basis or on an equity basis depending on the Company's ownership interest and the degree of influence it exerts on the management of the investee. Investments are reviewed periodically to determine if there has been a decline in value that is other than temporary. In the event that an impairment has occurred, the carrying value of the investment is written down to an amount that reflects management's estimate of what could be received from a sale of the investment.

Operating Results
The Company's performance is based on the distributions received from its investments in Hemosol LP and Labs LP. Hemosol LP's business has not been profitable since inception and Hemosol LP filed a Notice of Intention to Make a Proposal in November 2005. The Company does not expect any distributions to ever come from Hemosol LP and has determined that the value of this investment has been impaired and therefore, the carrying value has been written off. As such, the Company's results are dependent on the financial results and related distributions from Labs LP.

In the three months ended July 31, 2006, equity earnings increased by $5.7 million or 52% compared to the same period in 2005 ($12.1 million or 33% for the nine months ended July 31, 2006 in comparison to the same period in 2005). The increase in earnings for the three months was partly the result of the increase in base fees previously discussed in “Overview of Laboratory Services in Ontario”. The increase in equity earnings for the nine months was partly the result of the fee schedule adjustments ($4.5 million) discussed in “Overview of Laboratory Services in Ontario”. In addition, for both the three months and nine months, the operating income of Labs LP improved, compared to the same periods as last year, as a result of a number of competitive initiatives undertaken and beginning in the fourth quarter of fiscal 2005.

Liquidity and capital resources
The Company's liquidity and working capital is dependent on the timing of distributions from Labs LP and when the cash is paid out in dividends to shareholders. Operating expenses are normally funded through the distributions received from Labs LP. Provided that Labs LP continues to generate income resulting in distributions to the Company, the Company will have sufficient liquidity to continue operations.

As at July 31, 2006, the Company has not entered into any contractual obligations which will require material future payments, including long-term debt. Additionally, the Company has not entered into commitments for capital expenditures nor does it intend to enter into such commitments.

Financial Instruments
There are no outstanding financial instruments as at July 31, 2006.

Off Balance Sheet Arrangements
The Company has not entered into any off Balance Sheet arrangements as at July 31, 2006.

Risks and Uncertainties
Readers are referred to risk factors found in the Company's 2004 first quarter MD&A (filed on SEDAR, May 14, 2004).